Exhibit 99.28(p)(3)

Bragg Capital Trust

Bragg Financial Advisors, Inc.

CODE OF ETHICS

September 5, 2024

This Code of Ethics establishes rules of conduct that govern the personal investment activities of employees, officers and directors of (i) Bragg Financial Advisors and its subsidiaries and (ii) registered investment companies (other than money market funds) for which the Company is the primary investment adviser ("Funds").

1.     General Provisions.

1.1. Purpose Statement. This Code contains uniform standards which are intended to provide a high level of confidence that our personal investment activities are consistent with our clients' interests and do not interfere with the mission of the Fund.

1.2. Overriding Principles. Every Access Person who engages in Personal Transactions must: (i) consider the interests of the Company's clients before initiating a Personal Transaction, and place the clients' interests first, particularly in the case of any security that might provide a suitable and beneficial opportunity for any client; (ii) not use his or her position with the Company to influence a broker, dealer or underwriter to effect a Personal Transaction for the benefit of the Associate; and (iii) conduct all Personal Transactions in accordance with the provisions of this Code and in avoidance of any actual or potential conflicts of interest or abuse of fiduciary responsibilities.

2.     Applicability and Definitions. The following definitions describe the persons, securities, accounts and transactions to which this Code applies:

2.1. "Associate" means any person in the employment of the Company.

2.2. "Access Person" means any Trustee, director or officer of the Trust or any associate of Trust who, in connection with his or her regular functions or duties, participates in the selection of a client's portfolio securities or has access to information regarding a fund's future purchases or sales of portfolio securities on behalf of any clients.

2.3. "Investment Person" means any Access Person directly involved in the investment process of the Company, including portfolio managers, security analysts, research associates and trading personnel.

2.4. "Portfolio Manager" means any Access Person responsible for the overall investment management of a client's portfolio and any Access Person assisting directly in such management, and also includes any member of the Company's Investment Committee.

2.5. "Security" means any stock, bond, debenture, note, convertible security, or any put, call, straddle, warrant, right or option with respect to a security, or any future or other investment contract or derivative, or, in general, any interest or investment commonly known as a security, but does not include securities which are direct obligations of the Government of the United States, bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments (including repurchase agreements), or shares of registered open-end investment companies.

2.6. "Personal Account" means (a) any securities account in which an Associate has "beneficial ownership" (as described in Exhibit A), including certain accounts of family members and other related accounts, or (b) any account over which the Associate (or any member of the Associate's immediate family sharing the same household, except as exempted under Section 6.2) has direct or indirect influence or control with respect to the purchase or sale of individual securities. See Exhibit A for a fuller explanation and examples of situations involving beneficial ownership. Unless otherwise specified, the provisions of this Code applicable to transactions by Associates are applicable to transactions in their Personal Accounts.

2.7. "Personal Transaction" means any transaction with respect to a security for any Personal Account, including without limitation purchases and sales, entering into or closing out futures or other derivatives, and exercising warrants, rights or options but not including the acceptance of tender offers.

3.     Prohibitions.

3.1. Restrictions Applicable to all Associates: An Associate should not place an order to enter into a Personal Security Transaction during any of the following times:

(a)  When the Associate knows, or has reason to believe, that the security may in the near future be recommended for action or acted upon by the Company for any client account; and

(b)  The Associate has reason to believe that the Personal Security Transaction to be entered into shall benefit from the action by the Company. However, due to the frequent number of relatively small share transactions in large capitalization companies entered into by the Company on behalf of other clients, the date and timing of transactions entered into by Associates and the Company may coincide.

3.2. Restrictions Applicable Only to Investment Persons. In addition to the restrictions applicable to all Associates, an Investment Person may not:

(a)  Purchase a security in an initial public offering; or

(b)  Acquire a security in a private placement unless advance written approval is obtained from the Chief Compliance Officer or a Firm Principal. In the event that the Investment Person plays a part in any subsequent consideration of the security for investment for a client account, he or she must disclose the holding to the Chief Compliance Officer, and any decision to make the investment for a client account will be subject to an independent review and approval by senior investment personnel with no personal interest in the issuer or its securities; or

(c)  Realize a profit from any transaction involving the purchase and sale, or sale and purchase, of the same (or equivalent) securities within a period of sixty (60) calendar days. For purposes of this rule, transactions will be reviewed on a first-in-first-out basis.

(d)  Participate in an investment club.

3.3. Restrictions Applicable Only to Portfolio Managers. In addition to the restrictions applicable to all Associates and Investment Persons, a Portfolio Manager may not purchase or sell a security within a period of seven (7) calendar days before or after a client account managed by the Portfolio Manager trades in that security.

3.4. Special Provisions for Options and Futures.

(a)  The general principle governing transactions in options, futures and other derivatives is that they are treated as transactions in the underlying security for all purposes of this Code.

(b)  Purchased options must comply with the Code both at the time of initial purchase and at the time of exercise. However, if an Associate buys a call or put option at a time when the purchase is not restricted by Section 3.1, the option may be exercised automatically at expiration by the relevant exchange or clearing corporation without violating that provision.

(c)  Written options must comply with this Code at the time of the transaction. Exercise by a counterparty, however, is not a voluntary transaction by an Associate and is not governed by Section 3.1.

(d)  In the case of a purchased call or a written put, the security received upon exercise (whether voluntary or automatic) is subject to the 60-day period in Section 3.2 (c) measured from the time of purchasing the call or writing the put. As a result, if such an option is exercised within the 60-day period, the Investment Person cannot sell the security at a gain until expiration of the 60-day period from the time of the original option transaction. In these circumstances, the Investment Person must be prepared to pay for the security, accept delivery and bear the risk of holding the security until expiration of the period.

(e)  An Associate may not write an uncovered call or sell an uncovered future. An Investment Person may not write a covered call option unless the underlying security has been held for 60 days. Where an Investment Person purchases a put option and owns the underlying security, the put option may not expire or be exercised within 60 days after purchase of the underlying security. Where an Investment Person purchases a put option without owning the underlying security, the option cannot be exercised and can only be closed through a sale more than 60 days after the purchase.

Futures and other derivatives will be treated consistently with the provisions applicable to options.

3.5. Receipt of Gifts. Except for an occasional meal or ticket to a sporting event or the theater, or comparable entertainment which is not so frequent or extensive as to raise questions of propriety, or except with the approval of the Chief Compliance Officer, an Associate must not accept cash or non-cash gifts from any person or entity which directly or indirectly does business with or performs services for the Trust or any client, which exceed the dollar limit imposed by FINRA from time to time under Conduct Rule 2830(1)(5)(A) or any successor rule ($100 as of February 1999), or such other level as established from time to time by the Compliance Committee.

3.6. Service as a Director. An Investment Person may not serve on the board of directors, or similar governing body, of an organization the shares of which are publicly traded without obtaining prior approval of the Chief Executive Officer (or, in case such Investment Person is the Chief Executive Officer, the Company's Board of Directors with the Chief Executive Officer abstaining). Any such approval will be reported to the Board of Directors of each Fund at least annually.

3.7. Promotion of Personal Investments. Associates are free to refer investment opportunities to other Associates for their personal consideration. However, Associates should not engage in the active promotion of securities to other Associates and should not receive any payment or other benefit for the sale of a security to another associate.

3.8. Conflicts of Interest. Associates should not engage in activities that could create a conflict of interest or the appearance of a conflict of interest between the interests of the Trust's clients and the interests of the Company or its Associates. For example, no Associate should condition the company's purchase or continued holding of any security for its clients on whether the issuer of that security becomes or remains a client of the Company.

4.     Pre-Clearance Review.

Any Associate who plans to place an order to enter into a Personal Transaction must first pre-clear the transaction by obtaining approval from the Chief Compliance Office or a Firm Principal (for the Chief Compliance Officer’s transactions approval must be obtained from a Firm Principal), either directly or through other communications links established for this purpose. Pre-clearance will only be granted after determining that the Personal Transaction does not violate this Code. All clearances (including time of clearance) will be recorded on the trade ticket evidenced by date, time and initials.

Generally, a pre-clearance is effective only for the business day on which it is obtained. A clearance for an open order (such as a limit order or "good until cancelled" order) is effective until the transaction is completed, except that any change in the terms of the order will require a new pre-clearance.

Each Personal Transaction by an Associate will be reviewed for conflicts of interest or prohibited activities by the Chief Compliance Officer. The Chief Compliance Officer’s trades will be reviewed for conflicts of interest or prohibited activities by a Firm Principal.

5.     Disclosure and Reporting.

5.1. List of Holdings. Each Associate shall provide a list of all of his or her personal securities holdings to the Compliance Department within 10 days of commencement of his or her employment or within 10 days of becoming an Associate, and will also provide an updated list on an annual basis by January 31st of the following year.

5.2. Confirmations and Statements. Each Associate who engages in Personal Transactions shall instruct his or her broker(s) or dealer(s) to deliver duplicate copies of any confirmation of a transaction, and duplicate copies of all periodic statements with respect to his or her Personal Account(s), to the Company. (See Exhibit B for a sample letter to a broker or dealer.)

5.3. Transaction Reports. Each Associate shall report on a quarterly basis any Personal Transactions in his or her Personal Account(s), except for transactions in securities which are excluded from the term "security" for purposes of this Code under Section 2.5. The report shall be made on the official form designed for this purpose within ten (10) calendar days following the quarter in which the transactions occur, shall be dated and signed by the Associate, and shall contain the following information:

(a)  With respect to any security transaction during the quarter:

(1)  The title and number of shares (or principal amount) of the security;

(2)  The date and nature of the transaction (purchase or sale or other);

(3)  The transaction price;

(4)  The name of the broker (or bank or dealer); and

(5)  Such additional information as may be requested on the reporting form.

(b) With respect to any account established by the Associate in which any securities were held during the quarter:

(1)  The name of the broker (or bank or dealer) with whom the account was established; and

(2)  The date the account was established.

5.4 Certification of Compliance. Each Associate shall be required to certify annually that he or she:

(a)  Has read and understands this Code and is subject thereto;

(b)  Has complied with the requirements of the Code; and

(c)  Has disclosed or reported all Personal Securities Transactions required to be disclosed or reported under the Code.

6.     Exemptions.

6.1. Transactional Exemptions. The prohibitions and restrictions in Section 3 and the pre-clearance requirements in Section 4 shall not apply (but the reporting requirements in Section 5 shall continue to apply) to:

(a)  Transactions by investment clubs in which non-Investment Persons are participants;

(b)  Purchases or sales of securities which are not voluntary;

(c)  Purchases which are part of an automatic dividend reinvestment plan;

(d)  Purchases effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities;

(e)  Transactions in derivatives tied to the performance of a broad-based index, and transactions in SPDR's and shares of other UIT's or vehicles the performance of which is designed to track closely the performance of a broad- based index;

(f)  Transactions in currencies and related options, futures contracts and forward contracts; and

(g)  Transactions in other securities determined by the Chief Compliance Officer to present a similarly low potential for impropriety or the appearance of impropriety.

6.2. Complete Exemption. The prohibitions and restrictions in Section 3, the pre-clearance requirements in Section 4 and the reporting requirements in Section 5 shall not apply to:

(a)  Any transaction in an instrument which is not included in the definition of "security" contained in Section 2.5.

(b)  Transactions effected for any account which is a Personal Account solely because it is directly or indirectly influenced or controlled by an Associate's immediate family member sharing the same household, so long as neither the Associate nor the family member has any beneficial ownership of securities in the Account and so long as the Associate agrees in writing not to discuss with the family member any specific investment ideas or transactions arising in the course of the Associate's employment with the Company.

(c)  Transactions effected for any account over which neither the Associate nor any immediate family member sharing the same household has any direct or indirect influence or control; provided that in the case of an account exempted because it is under the discretionary management of another person (including an interest in a hedge fund or investment partnership or enterprise but not including an interest in a trust that is not revocable by the Associate or an immediate family member sharing the same household), the Associate must enter into a letter agreement with that person in substantially the form of Exhibit C at the later of the time the account is opened or the Associate joins the Company, and on an annual basis thereafter, and the Associate must provide an annual inventory of the securities in such account.

6.3. Large Cap Stock Exemption. The prohibitions of Section 3.1 and Section 3.3 shall not apply (but the prohibitions in Section 3.2 (Restrictions Applicable Only to Investment Persons), the preclearance requirements in Section 4 and the reporting requirements in Section 5 shall continue to apply) to equity securities with a market capitalization of $5 billion or greater as of the end of the previous month.

7.     Chief Compliance Officer.

The Chief Executive Officer of the Company has appointed the Company's Chief Compliance Officer, who is charged with the duties and responsibilities of administering the Code, ensuring compliance with the Code, and recommending sanctions for violations of the Code. The Chief Compliance Officer may amend the Code, interpret its provisions, make decisions with respect to the classes of Associates covered by provisions of the Code, and grant waivers and establish exceptions, including waivers and exceptions for particular securities or transactions and other situations it deems to require special treatment. The Chief Executive Officer has appointed the Chief Compliance Officer as the person responsible for monitoring compliance with the Code of Ethics, including the review of the quarterly transaction reports and the annual holdings reports. However, the Chief Executive Officer, A Firm Principal, is responsible for review of the Chief Compliance Officer’s quarterly transaction reports and annual holdings reports.

8.     Sanctions.

Upon the occurrence of any violation of this Code, the Chief Compliance Officer may impose such sanctions as it deems Appropriate, including disgorgement of any profit, a warning, probation, suspension or termination of employment.

9.     Reports to Trustees/Directors of Investment Companies under Management.

A report shall be prepared annually for submission to the Board of Trustees or Directors of each investment company under the management of the Company. The report will:

(a)  Summarize current procedures under the Code and any changes in those procedures since the prior report;

(b)  Identify all material violations of the Code or any related procedures, and any sanctions imposed with respect thereto;

(c)  List any recommended changes to the Code or procedures under the Code as the result of experience, evolving industry practices or changes in the applicable laws or regulations; and

(d)  Certify that procedures, reasonably necessary to prevent violations of the Code, have been adopted.

10.   Outside Business Activities

10.1 Bragg Financial Advisors, Inc. has adopted the following principles governing outside business activities by Bragg Financial Advisors, Inc.’s supervised persons:

(a)	The interests of client accounts shall at all times be placed first;

(b)	All outside business activities shall be conducted in such a manner as to avoid any actual or potential conflicts of interest or any abuse of an individual’s position of trust and responsibility; and

(c)	Supervised persons must not take inappropriate advantage of their positions.

10.2 The Code of Ethics rule mandates prior written notice for outside business activities where a supervised person:

(a)	May be compensated or have the reasonable expectation of compensation;

(b)	Is working with or for a client, regardless of whether compensation is received; or

(c)	Is in a position to receive material non-public information concerning a publicly traded company.

EXHIBIT A

BENEFICIAL OWNERSHIP

"Beneficial ownership" is an important concept in determining which personal securities accounts are covered by the Code. Beneficial ownership exists when you have a "pecuniary interest" in securities.

More specifically, beneficial ownership of securities in an account means directly or indirectly having or sharing a direct or indirect pecuniary interest in the securities, whether through any contract, arrangement, understanding, relationship or otherwise. A "pecuniary interest", in turn, means the opportunity, directly or indirectly, to profit, or share in any profit derived from the transactions in question.

The pecuniary interest standard looks beyond the record owner of securities. As a result, the definition of beneficial ownership is extremely broad and encompasses many situations which might not ordinarily be thought to confer ownership of securities.

Set forth below are some examples of how beneficial ownership may arise in different contexts:

Family Holdings. Securities held by members of your immediate family sharing the same household are presumed to be beneficially owned by you. Your "immediate family" includes any child, stepchild, grandchild, parent, step-parent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (but does not include aunts and uncles, or nieces and nephews). The definition also includes adoptive relationships. You may also be deemed to be the beneficial owner of securities held by an immediate family member not living in your household if the family member is economically dependent upon you.

Partnership and Corporate Holdings. A general partner of a general or limited partnership will generally be deemed to beneficially own securities held by the partnership. A limited partner or a stockholder will generally not be deemed to beneficially own securities held by a limited partnership or corporation, respectively, provided he or she does not own a controlling voting interest in the entity, he or she does not have or share investment control over the entity's portfolio, and the entity is not an "alter ego" or "personal holding company". However, see Section 6.2(c) of the Code.

Derivatives. A person having the right to acquire securities through the exercise or conversion of any derivative security, whether or not presently exercisable, has beneficial ownership of the underlying securities. For this purpose, the term "derivative security" means any option, future, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege at a price related to a security, or similar security with a value derived from the value of a security.

Trust Holdings. In general, a person's interest in a trust will amount to an indirect pecuniary interest in the securities held by that trust. Therefore, among other examples, a beneficiary of a trust will generally be deemed the beneficial owner of securities held by the trust. However, the following persons will generally not be deemed beneficial owners of the securities held by a trust:

(a)  Trustees, unless the trustee has a pecuniary interest in any holding or transaction of the trust, or unless the trustee has any direct or indirect influence or control with respect to the purchase or sale of individual securities. A trustee will be deemed to have a pecuniary interest in the trust's holdings if at least one beneficiary of the trust is a member of the trustee's immediate family;

(b)  Settlors, unless a settlor reserves the right to revoke the trust without the consent of another person.

Securities Not Beneficially Owned. You are not deemed to have beneficial ownership of:

(a)  Portfolio securities held by an investment company registered under the Investment Company Act of 1940;

(b)  Securities of which you are a pledgee with the right to sell the pledged security provided that you will have beneficial ownership upon any foreclosure or exercise of the right of sale;

(c)  Rights you may have which are the same as all holders of a class of securities of any issuer to receive securities pro rata, or obligations to dispose of securities as a result of a merger, exchange offer, or consolidation involving the issuer of the securities;

(d)  An interest in broad-based index options, broad-based index futures, and broad-based publicly traded market baskets of stocks approved for trading by the appropriate federal government authority, nor in an interest in any underlying securities of these instruments. A broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond market (or market segment) as appropriate. An index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries;

(e)  A security that may be redeemed or exercised only for cash and does not permit the receipt of equity securities in lieu of cash, if the security either:

(i) is awarded pursuant to an employee benefit plan satisfying the provisions of 240.16b-3(c); or

(ii) may be redeemed or exercised only upon a fixed date or dates at least six months after award, or upon death, retirement, disability or termination of employment; or

(f)  An interest or right to participate in employee benefit plans of the issuer.

EXHIBIT B

(SAMPLE LETTER TO BROKER)

____________, ____________

(Name and Address of Broker)

Dear :

In connection with my brokerage account (Account No. ________) at your firm, please be advised that Bragg Financial Advisors, Inc. should be designated an "interested party" with respect to my account and should, therefore, be sent copies of all trade confirmations and account statements relating to my account. Please send the information to:

Bragg Financial Advisors

Attn: Compliance

1031 S. Caldwell St., Ste. 200

Charlotte, NC 28203

Any questions should be submitted to our Chief Compliance Officer, (704) 714-7713.

Thank you for your attention to this matter.

Sincerely,

(BFA Associate)

EXHIBIT C

Notice to Outside Advisors of BFA Employee Accounts
__________, __________

[Name of Investment Adviser]

[Address of Investment Adviser]

Dear Mr./Mrs. _______________:

As you know, I am an employee of Bragg Financial Advisors ("BFA"), and I therefore need to comply with BFA's Code of Ethics with respect to all accounts in which I have a beneficial interest, including the [identify specific account]. Accordingly, I would like to confirm with you, as investment adviser for such account, the manner in which the assets of the account are to be invested and the degree of communication which you and I will have with respect to the account.

Please note that I must not be consulted about, or have any input into or knowledge of, the transactions placed by you, as an investment adviser for the account, in any individual securities prior to the execution of such transactions. I am permitted, consistent with BFA's Codes of Ethics, to discuss with you broad policy matters, such as overall defensive or aggressive postures, asset allocation by broad categories, tax matters such as tolerance for gains and losses, and cash disbursement requirements for taxes or otherwise.

Please sign in the space indicated below acknowledging your agreement with this arrangement and return it to me.

Thank you very much for your assistance.

Sincerely,

[BFA employee]

The foregoing is accepted and agreed to:

[Name of Investment Adviser]

By:
Name:
Title:

Dated:	_________________ ___, _______

cc:	Chief Compliance Officer
Bragg Financial Advisors